UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant

to Rule 13d-1(a) and amendments thereto filed

pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Lisa J. Forbes

110 N.W. 2nd Street, Suite 300

Bentonville, AR 72172

(479) 464-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Builders Vision, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,348,123 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,348,123 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,348,123 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The shares are held of record by S2G Ventures Fund I, L.P. (“Fund I”), S2G Ventures Fund II, L.P. (“Fund II”), S2G Builders Food & Agriculture Fund III, L.P. (“Fund III” and together with Fund I and Fund II, the “S2G Funds”) and Builders GRNA Holdings, LLC (“SPV”). Builders Vision, LLC is Manager of Funds I, II and SPV, and General Partner of Fund III, and has power to vote or direct the voting of shares held by the S2G Funds and SPV. The General Partners of Fund I and Fund II are S2GVentures, LLC and S2G Ventures II, LLC, respectively.

(2)

Calculated based on the 151,681,314 shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on May 11, 2023 (the “Form 10-K”)

Explanatory Note

This Statement on Schedule 13D amends the Statement on Schedule 13G previously filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 11, 2022, as amended by Amendment No. 1 filed on February 14, 2023. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155. The Issuer was formerly known as Environmental Impact Acquisition Corp.

Item 2. Identity and Background

(a) Builders Vision, LLC (the “Reporting Person”), a Delaware limited liability company. Matthew Allen Walker serves as a Managing Director of the Reporting Person. The Reporting Person was founded by Lukas T. Walton, who also serves as its Chief Executive Officer.

(b) The address of the principal business office of the Reporting Person and the business address of both Mr. Walker and Mr. Walton is:

110 N.W. 2nd Street, Suite 300

Bentonville, AR 72172

(c) The Reporting Person is an impact platform founded by Mr. Walton. Mr. Walker is principally employed as a Managing Director of the Reporting Person. Mr. Walton is principally employed as the Chief Executive Officer of the Reporting Person.

(d) During the last five years, none of the Reporting Person, Mr. Walker or Mr. Walton has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Person, Mr. Walker or Mr. Walton has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was organized in the state of Delaware. Both Mr. Walker and Mr. Walton are citizens of the United States of America.

The Reporting Person’s response to Item 5 is incorporated by reference into this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds for all acquisitions by the Reporting Person was from working capital, except with respect to the Rollover Shares acquired pursuant to the Merger as described in the Reporting Person’s response to Item 4. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Of the shares of Common Stock reported herein as beneficially owned by the Reporting Person, an aggregate of 15,843,021 were acquired pursuant to the Business Combination Agreement, dated August 9, 2021 (the “Business Combination Agreement”) by and among Environmental Impact Acquisition Corp., a Delaware corporation (“ENVI”), Honey Bee Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and GreenLight Biosciences, Inc., a Delaware corporation (“Old GreenLight”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Old GreenLight, with Old GreenLight surviving the merger as a wholly-owned subsidiary of ENVI (the “Business Combination”). In connection with the consummation of the Business Combination on February 2, 2022 (the “Closing Date”), ENVI changed its name to GreenLight Biosciences Holdings, PBC (the “Issuer”).

As a result of the Business Combination and upon the Closing Date, each common share of Old GreenLight that was issued and outstanding immediately prior to the effective time of the Business Combination, after giving effect to the conversion of all preferred shares of Old GreenLight into common shares of Old GreenLight immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of Common Stock of the Issuer equal to an exchange ratio of 0.6656 multiplied by the number of common shares of Old GreenLight held by such holder immediately prior to the effective time.

The shares of Common Stock that the Reporting Person acquired beneficial ownership of which in the Business Combination were held of record as follows:

S2G Ventures Fund I, L.P. (“Fund I”)	2,087,043 shares
S2G Ventures Fund II, L.P. (“Fund II”)	8,582,284 shares
S2G Builders Food & Agriculture Fund III, L.P. (“Fund III”)	5,173,694 shares

On August 11, 2022, the Reporting Person acquired an additional 6,505,102 shares of Common Stock pursuant to the Securities Subscription Agreements for a purchase price of $25.5 million that were held of record as follows:

Fund III	6,377,551 shares
Builders GRNA Holdings, LLC (“SPV”)	127,551 shares

The description of the Merger Agreement (as defined below), the Note Purchase Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The Common Stock was acquired by the Reporting Person solely for investment purposes.

Except as otherwise described herein, the Reporting Person has no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person’s response to Item 3 is incorporated by reference into this Item 4

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Company that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such stockholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

Immediately prior to the Effective Time, each option to purchase shares of Common Stock (each, a “Company Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price less than the Offer Price (an “In-The-Money Option”) shall be cancelled in exchange for an amount in cash equal to the number of shares of Company Common Stock subject to such Company Option multiplied by the amount by which (x) the Offer Price exceeds (y) the per share exercise price for such an In-the-Money Option (the “Company Option Cash Out Amount”). Each Company option that is not an In-The-Money Option shall be cancelled at the effective time without payment. Each outstanding restricted stock unit award subject to time-based or other vesting restrictions (each, a “Company RSU Award”) immediately prior to the Effective Time, shall, to the extent not vested, become fully vested and then (ii) each such Company RSU Award shall be automatically canceled in consideration for the right to receive a lump sum cash payment equal to the product of (x) the Offer Price and (y) the number of shares of Common Stock represented by such Company RSU Award (the “Company RSU Cash Out Amount”). Payment of the Company Option Cash Out Amount and the Company RSU Cash Out Amount shall be made no later than thirty (30) business days following the Closing, subject to any applicable withholding taxes.

In addition, the Company shall promptly take all necessary actions to ensure that no offering or purchase period commences under the Company’s 2022 Employee Stock Purchase Plan (the “Company ESPP”) and that no shares of capital stock of the Company are issued under the Company ESPP. Prior to the Effective Time, the Company shall take all necessary actions to terminate the Company ESPP.

At the Effective Time, each outstanding warrant to purchase shares of Common Stock pursuant to the Warrant Agreement, dated January 13, 2021, by and between Environmental Impact Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.00065873 per warrant as of the close of trading on May 26, 2023.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the Merger. The Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

The Merger Agreement provides for a 30-day “go-shop” period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on June 28, 2023, during which period the Company and its representatives are permitted to actively initiate, solicit, knowingly facilitate or encourage alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals. After such 30-day go-shop period and subject to certain exceptions, the Company will be subject to a customary “no-shop” provision whereby it is prohibited from (i) entering into solicitations, discussions or negotiations concerning, or providing confidential information in connection with, any alternative transaction and (ii) withholding, withdrawing, qualifying, amending or modifying the Company Recommendation in a manner adverse to Parent.

The “no shop” provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the Board (as defined below) (or an authorized committee thereof, including the Special Committee (as defined below)) determines would be more favorable, from a financial point of view, to the Company’s stockholders than the Merger and in the best interests of those materially affected by the Company’s conduct (a “Superior Proposal”).

Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Company is permitted to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to accept a Superior Proposal, subject to the payment of an expense reimbursement. The Company is also required to pay an expense reimbursement (A) if Parent terminates because (i) the board of directors of the Company (the “Board”), acting on the recommendation of the Special Committee of the Board (the “Special Committee”), shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement); provided, that Parent must provide notice of termination within five (5) business days of the Adverse Recommendation Change, (ii) the Company materially breaches Section 5.3 of the Merger Agreement, (iii) the Company fails to recommend against a competing tender or exchange offer within ten (10) business days thereof, (iv) the Company fails to publicly affirm the Company Recommendation in favor of the Offer within ten (10) business days of a request from Parent (when permitted to make such a request under the Merger Agreement), or (v) the Acceptance Time has not occurred by February 29, 2024 (or as extended in accordance with the Merger Agreement) if as of such time Parent could have terminated the Merger Agreement pursuant to any of clauses (i) through (iv) immediately above or (B) if, following the date of the Merger Agreement, (i) an alternative acquisition proposal is publicly announced and has not been withdrawn prior to termination of the Merger Agreement, (ii) (x) Parent terminates the Merger Agreement because the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement, in any such case, which gives rise to the failure of certain offer conditions in the Merger Agreement (and such breach is not cured within 20 business days thereof or is not capable of being cured), or (y) either party terminates the Merger Agreement because the Offer has expired as a result of the non-satisfaction of one or more offer conditions or has been terminated or withdrawn and (iii) within 12 months after termination, the Company consummates any alternative transaction or enters into a definitive agreement providing for an alternative transaction. In no event would the Company be required to pay an expense reimbursement fee on more than one occasion. The Company’s expense reimbursement obligation cannot exceed $1,575,000.

If the Acceptance Time occurs, the Company must reimburse Parent for all of its fees and expenses relating to the Merger Agreement, the Note Purchase Agreement, the Contribution and Exchange Agreements and the transactions contemplated thereby, including the Offer and the Merger, without any cap.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

Note Purchase Agreement

Concurrently with the execution of the Merger Agreement, each of the persons named under column (A) below (i) entered into those certain Secured Convertible Note Purchase Agreement (the “Note Purchase Agreements”) with Parent confirming its commitment to pay to Parent, at the Acceptance Time (as defined in the Merger Agreement) cash in the amount set forth opposite such person(s)’s name(s) under column (B) (less the amount under column (C)) in exchange for secured convertible promissory notes and (ii) were issued by the Issuer Advance Notes (the “Advance Notes”) and made a cash payment to the Issuer in the amount set forth in column (C) (each a “Note”, and collectively the “Notes”) for purposes of funding (a) the Offer Price in the Offer and in the Merger, (b) fees and expenses incurred by the parties to the Merger Agreement in connection with the transactions contemplated thereby and (c) general working capital of the Issuer, prior to the consummation of the Merger, and of Parent, including the Surviving Corporation, following the consummation of the Merger.

	(B)
	Aggregate	(C)
	Investment	Advance Note
(A)	Amount	Commitment
Name	($)	Amount
Fall Line Endurance Fund, LP	$10,000,000.00	$2,880.460.87
S2G Builders Food & Agriculture Fund III, LP	$10,000,000.00	$2,880.460.87
MVIL, LLC	$10,000,000.00	$2,880.460.87
Cormorant Private Healthcare Fund II, LP	$4,829,000.00	$1,390,974.56
Cormorant Global Healthcare Master Fund, LP	$5,171,000.00	$1,489,486.32
Macro Continental, Inc.	$5,000,000.00	$1,440,230.44
Series Greenlight 3, a separate series of BlueIO Growth LLC	$6,075,000.00	$1,749,879,98
Furneaux Capital Holdco, LLC	$200,000.00	$57,609.22
Velocity Financial Group, LLC	$300,000.00	$86,413.83
Lewis and Clark Ventures I, LP	$500.000.00	$144,023.04
Total	$52,075.000.00	$15,000,000.00

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which the Rollover Stockholders agreed to contribute in aggregate 120,521,038 Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Company Common Stock as of the date hereof. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Statement, of the Note Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Statement and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.3 to this Statement, each of which is incorporated by reference into this Item 4. The Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither Merger Agreement, the Note Purchase Agreement nor the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the SEC.

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Builders Vision, LLC is Manager of Funds I, Fund II and SPV, and General Partner of Fund III, and has power to vote or direct the voting of shares held by the Funds I, II and III (the “S2G Funds”) and SPV. The General Partners of Fund I and Fund II are S2G Ventures, LLC and S2G Ventures II, LLC, respectively.

Matthew Allen Walker is a Managing Director of Builders Vision, LLC, the impact platform founded by Lukas T. Walton, which includes S2G Ventures, and a director of the Issuer.

By virtue of the foregoing, S2G Ventures, LLC, S2G Ventures II, LLC, Mr. Walker and Mr. Walton may be deemed to indirectly beneficially own the shares held by the S2G Funds and SPV. Mr. Walker and Mr. Walton each disclaims beneficial ownership of these shares of Common Stock except to the extent of any pecuniary interest therein.

As a result of the Reporting Person’s actions in respect of the Contribution and Exchange Agreement, the Reporting Person may be deemed to be member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Shares Outstanding		151,681,314

Name	Number of Shares (per their forms)	% Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%

Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Allen Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%

Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%
TOTAL	120,521,038	79.46%

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger Documents not listed above. The individuals and/or entities listed in the table in this Item 5 other than the Reporting Person have been notified that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference. A copy of each of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements is attached as an exhibit to this Statement, and each is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1:	Agreement and Plan of Merger, dated May 29, 2023, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GreenLight Biosciences Holdings, PBC on May 30, 2023 (File No. 001-39894))

Exhibit 99.2	Secured Convertible Note Purchase Agreement, dated May 29, 2023, by and among Parent and the investor signatories thereto (incorporated by reference to Exhibit 99.2 to Schedule 13D/A filed by Fall Line Endurance Fund, LP on May 30, 2023 (File No. 005-92011))

Exhibit 99.3	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent (incorporated by reference to Exhibit 99.3 to Schedule 13D/A filed by Fall Line Endurance Fund, LP on May 30, 2023 (File No. 005-92011))

Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 8, 2023

BUILDERS VISION, LLC

By:	/s/ Lisa J. Forbes
Lisa J. Forbes, General Counsel